SPRINGS LAW FIRM PLLC

7437 Willesden Lane
Charlotte, North Carolina 28277
Telephone: (704) 241-9995
Facsimile: (704) 708-4101
www.springslawfirm.com

Venus Springs, Member
vsprings@springslawfirm.com

March 3, 2011

Blaise A. Rhodes
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0306

RE:	Exmovere Holdings, Inc.
Item 4.01 Form 8-K, Filed February 28, 2011
File No. 000-52713

Dear Mr. Rhodes:

I represent Exmovere Holdings, Inc., a Nevada corporation (“Exmovere”).  This letter is in response to your letter to Exmovere dated February 28, 2011 regarding Exmovere’s selection of a new auditor and compliance with Section 102 of the Sarbanes-Oxley Act.  Exmovere will file a Form 15 to deregister its securities that were registered pursuant to Section 12(g) of the Securities Act of 1933 before March 17, 2011 which will change its status from an issuer to a voluntary filer for purposes of Sarbanes-Oxley.  Section 2(7) of the Sarbanes-Oxley Act of 2002, as amended, defines an “issuer’’ as an issuer that has registered securities under section 12 of the Exchange Act, or that is required to file reports under section 15(d) of the Exchange Act or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.  Both the SEC and the PCAOB have stated on their websites that Section 102 of the Sarbanes-Oxley does not apply to voluntary filers.  Once the Form 15 is filed, Exmovere’s requirement to file reports under Section 15(d) are suspended unless it is later determined that Exmovere does not meet the requirements for deregistration. Therefore, upon Exmovere’s deregistration, Exmovere will no longer meet the definition of an “issuer” and its audit will not be subject to Section 102 of the Sarbanes-Oxley Act.  Exmovere does not herein attempt to evaluate the proposed auditor’s compliance with the Sarbanes-Oxley Act.

I recognize that the Staff will need to review the Form 15 as filed to fully evaluate Exmovere’s compliance.  However, Exmovere wanted to respond to your comments within the requested five day time period.  If you have any questions or require any additional information with respect to this matter, please contact the undersigned at (704) 241-9995.

Sincerely,

/s/ Venus Y. Springs
SPRINGS LAW FIRM PLLC